EXHIBIT 4.2

PARTNERSHIP UNIT DESIGNATION OF THE
SERIES A PREFERRED LIMITED PARTNERSHIP UNITS OF
MACKENZIE REALTY OPERATING PARTNERSHIP, LP

1.	Number of Units and Designation

A class of partnership units is hereby designated as “Series A Preferred Partnership Units,” and the number of Series A Preferred Partnership Units constituting such class shall equal 1,000,000.

2.	Definitions

For purposes of the Series A Preferred Partnership Units, the following terms shall have the meanings indicated in this Section 2, and capitalized terms used and not otherwise defined herein shall have the respective meanings assigned thereto in the Agreement of Limited Partnership of Mackenzie Realty Operating Partnership, LP (the “Agreement”):

“Listed” shall mean when the General Partner’s shares of common stock are listed for trading on a national securities exchange or an over-the-counter market.

“Series A Designation” shall mean this Partnership Unit Designation of Series A Preferred Partnership Units.

“Series A Distribution Payment Date” shall mean the first day of each month, or if not a business day, the next succeeding business day.

“Series A Junior Partnership Units” has the meaning set forth in paragraph (c) of Section 6 of this Series A Designation.

“Series A Liquidation Preference” has the meaning set forth in paragraph (a) of Section 4 of this Series A Designation.

“Series A Parity Partnership Units” has the meaning set forth in paragraph (b) of Section 6 of this Series A Designation.

“Series A Purchase Price” shall mean $25.00 per Series A Preferred Partnership Unit.

“Series A Preferred Partnership Unit” means a Partnership Unit with the designations, preferences and relative, participating, optional or other special rights, powers and duties as are set forth in this Series A Designation. It is the intention of the General Partner that each Series A Preferred Partnership Unit shall be substantially the economic equivalent of one share of Series A Preferred Stock.

“Series A Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of the General Partner.

3.	Distributions

(a)          Holders of Series A Preferred Partnership Units will be entitled to receive, when and as declared by the General Partner out of Available Cash, quarterly cash distributions at the rate of $0.375 per Series A Preferred Partnership Unit. Any such distributions will be cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on January 15, April 15, July 15, and October 15 of each year (or, if not a Business Day, the next succeeding Business Day) (each a “Distribution Payment Date”), commencing on the first such date occurring after the date of original issue. If the Series A Preferred Partnership Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Series A Preferred Partnership Units will be prorated for the portion of the quarterly period that such Series A Preferred Partnership Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions will be payable in arrears to holders of record as they appear on the records of the Partnership at the close of business on the December 31, March 31, June 30, or September 30, as the case may be, immediately preceding each Distribution Payment Date. Holders of Series A Preferred Partnership Units will not be entitled to receive any distributions in excess of cumulative distributions on the Series A Preferred Partnership Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series A Preferred Partnership Units that may be in arrears. Holders of any Series A Preferred Partnership Units that are issued after the date of original issuance will be entitled to receive the same distributions as holders of any Series A Preferred Partnership Units issued on the date of original issuance.

(b)          When distributions are not paid in full to the Series A Preferred Partnership Units or any Series A Parity Partnership Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Series A Preferred Partnership Units and any Series A Parity Partnership Units shall be paid ratably in proportion to the respective amounts of distributions accumulated and unpaid on the Series A Preferred Partnership Units and accumulated and unpaid on such Series A Parity Partnership Units. Except as set forth in the preceding sentence, unless distributions on the Series A Preferred Partnership Units equal to the full amount of accumulated and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the Partnership with respect to any Series A Parity Partnership Units.

(c)          Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Series A Preferred Partnership Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions may be declared or paid or set apart for payment by the Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the Partnership with respect to any Series A Junior Partnership Units, nor shall any Series A Junior Partnership Units be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Series A Junior Partnership Units), directly or indirectly, by the Partnership (except by conversion into or exchange for Series A Junior Partnership Units, or options, warrants or rights to subscribe for or purchase Series A Junior Partnership Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Series A Junior Partnership Units.

(d)          Notwithstanding the foregoing provisions of this Section 3, the Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Series A Parity Partnership Units or (ii) redeeming, purchasing or otherwise acquiring any Series A Parity Partnership Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the General Partner’s qualification as a REIT.

4.	Liquidation Preference

(a)          In the event of any liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary, before any payment or distribution of the Partnership (whether capital, surplus or otherwise) shall be made to or set apart for the holders of Series A Junior Partnership Units, the holders of Series A Preferred Partnership Units shall be entitled to receive $25.00 per Series A Preferred Partnership Unit (the “Series A Liquidation Preference”), plus an amount per Series A Preferred Partnership Unit equal to all distributions (whether or not declared or earned) accrued and unpaid on the Series A Preferred Partnership Unit; but such holders shall not be entitled to any further payment. Until the holders of the Series A Preferred Partnership Units have been paid the Series A Liquidation Preference in full, plus an amount equal to all distributions (whether or not declared or earned) accrued and unpaid on the Series A Preferred Partnership Unit to the date of final distribution to such holders, no payment shall be made to any holder of Series A Junior Partnership Units upon the liquidation, dissolution or winding up of the Partnership. If, upon any liquidation, dissolution or winding up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of Series A Preferred Partnership Units shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any Series A Parity Partnership Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A Preferred Partnership Units and any such Series A Parity Partnership Units ratably in the same proportion as the respective amounts that would be payable on such Series A Preferred Partnership Units and any such other Series A Parity Partnership Units if all amounts payable thereon were paid in full.

(b)          Upon any liquidation, dissolution or winding up of the Partnership, after payment shall have been made in full to the holders of Series A Preferred Partnership Units and any Series A Parity Partnership Units, as provided in this Section 4, any other series or class or classes of Series A Junior Partnership Units shall, subject to the respective terms thereof, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Preferred Partnership Units and any Series A Parity Partnership Units shall not be entitled to share therein.

5.	Redemption

Series A Preferred Partnership Units shall be redeemable by the Partnership as follows: the Partnership may, in the sole discretion of the General Partner, redeem for cash the Series A Preferred Partnership Units at any time on or after May 15, 2026, in whole or in part, at a redemption price equal to the Series A Purchase Price plus any accrued but unpaid distributions through the redemption date; provided, however, each Holder of Series A Preferred Partnership Units may elect instead to have each Series A Preferred Partnership Unit converted into the number of Class A Common Units equal to $25 divided by the lesser of (i) $10.25 (ii), if the General Partner’s shares of common stock are Listed, the volume weighted average price per share of common stock for the twenty (20) trading days prior to date of the redemption or conversion or (iii) if the General Partner’s shares are not Listed, the most recently published net asset value of the Shares.

6.	Ranking

Any class or series of Partnership Units of the Partnership shall be deemed to rank:

(a)    prior or senior to the Series A Preferred Partnership Units, as to the payment of distributions and as to distributions of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of distributions or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series A Preferred Partnership Units;

(b)    on a parity with the Series A Preferred Partnership Units, as to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the distribution rates, distribution payment dates or redemption or liquidation prices per unit or other denomination thereof be different from those of the Series A Preferred Partnership Units if the holders of such class or series of Partnership Units and the Series A Preferred Partnership Units shall be entitled to the receipt of distributions and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid distributions per unit or other denomination or liquidation preferences, without preference or priority of one over the other (collectively, the “Series A Parity Partnership Units”); and

(c)    junior to the Series A Preferred Partnership Units, as to the payment of distributions and as to the distribution of assets upon liquidation, dissolution or winding up, if (i) such class or series of Partnership Units shall be Common Partnership Units or (ii) the holders of Series A Preferred Partnership Units shall be entitled to receipt of distributions or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of such class or series of Partnership Units (the Partnership Units referred to in clauses (i) and (ii) of this paragraph being hereinafter referred to, collectively, as “Series A Junior Partnership Units”).

7.	Special Allocations

(a)    Gross income and, if necessary, gain shall be allocated to the holder of Series A Preferred Partnership Units for any Fiscal Year (and, if necessary, subsequent Fiscal Years) to the extent that the holder of Series A Preferred Partnership Units receives a distribution on any Series A Preferred Partnership Units (other than for a return of its original Capital Contributions).

(b)    If any Series A Preferred Partnership Units are redeemed pursuant to Section 5 hereof, for the Fiscal Year that includes such redemption (and, if necessary, for subsequent Fiscal Years) (a) gross income and gain (in such relative proportions as the General Partner in its discretion shall determine) shall be allocated to the holder of Series A Preferred Partnership Units to the extent that the redemption amount paid or payable with respect to the Series A Preferred Partnership Units so redeemed exceeds the aggregate Capital Contribution per Series A Preferred Partnership Unit allocable to the Series A Preferred Partnership Units so redeemed and (b) deductions and losses (in such relative proportions as the General Partner in its discretion shall determine) shall be allocated to the holder of Series A Preferred Partnership Units to the extent that the aggregate Capital Contribution per Series A Preferred Partnership Unit allocable to the Series A Preferred Partnership Units so redeemed exceeds the redemption amount paid or payable with respect to the Series A Preferred Partnership Units so redeemed. The intent of this Section is that gain or loss shall be allocated so that the ending Capital Account of a holder of Series A Preferred Partnership Units is equal to zero after a redemption.

8.	Restrictions on Ownership

The Series A Preferred Partnership Units are subject to the same restrictions on transfer applicable to Common Units, as set forth in the Agreement.

9.	Adjustments for Stock Splits, etc.

If the number of outstanding shares of Series A Preferred Stock is adjusted at any time or from time to time as a result of any stock dividend, or any reclassification, subdivision or combination of the outstanding shares of Series A Preferred Stock into a greater or smaller number of shares of Series A Preferred Stock, then a similar adjustment to the number of outstanding Series A Preferred Partnership Units shall be made in order to preserve the economic equivalence of the Series A Preferred Stock and the Series A Preferred Partnership Units.

10.	Repurchase.

(a)  Upon the written request of a holder of Series A Preferred Partnership Units, the General Partner may, at its sole discretion, repurchase the Series A Preferred Partnership Units held by such Partner as follows: 100% of the Purchase Price for the Series A Preferred Partnership Units (or $25.00 per Unit).

(b) Further, a holder of Series A Preferred Partnership Units may require the General Partner to fund the repurchase, if at all, by either i) issuance of shares of Common Stock or Common Units at a price of $10.25 per share or Unit, or ii) if the General Partner is Listed, issuance of shares of Common Stock at a price per share based on the volume weighted average price per share of Common Stock for the twenty (20) trading days prior to the repurchase date.  In the case of either i) or ii), such issuance is subject to availability of an exemption from registration under the Securities Act of 1933, as amended, or an effective registration statement, but otherwise not subject to the discretion of the General Partner.

(c) Notwithstanding the above, if at the time a holder requests repurchase pursuant to Section 10(a) (and does not elect Stock or Units under 10(b)), the General Partner is Listed, then General Partner may, in its sole discretion, elect to satisfy such repurchase, or the holder may elect to receive, in shares of Common Stock or Common Units (at holder’s election) based on the volume weighted average price per share of Common Stock for the twenty (20) trading days prior to the repurchase date, again subject to registration or exemption as in section (b).

11.	General

(a)    The ownership of Series A Preferred Partnership Units may (but need not, in the sole and absolute discretion of the General Partner) be evidenced by one or more certificates. The General Partner shall amend the Register from time to time to the extent necessary to reflect accurately the issuance of, and subsequent redemption, or any other event having an effect on the ownership of, the Series A Preferred Partnership Units.

(b)    Holders of Series A Preferred Partnership Units will not have any voting rights, except as set forth in the Agreement.

(c)    So long as any units of Series A Preferred Partnership Units remain outstanding, the Partnership shall not, without, in addition to any other vote or consent of partners required by the Agreement, receiving the affirmative vote of the holders of at least a majority of the outstanding Series A Preferred Partnership Units: (i) authorize or create, or increase the authorized or issued amount of, any class or series of units expressly designated ranking senior to the Series A Preferred Partnership Units with respect to payment of distributions or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership or General Partner, or reclassify any authorized class of units into any such units, or create, authorize or issue any obligations or security exchangeable or convertible into or evidencing the right to purchase any such units; or (ii) amend, alter or repeal the provisions of the Agreement or Charter (including this Designation), whether by merger, consolidation, transfer or conveyance of substantially all of the Partnership’s or General Partner’s assets or otherwise, in each case in such a way that would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Partnership Units (provided that if the amendment does not affect equally the rights, preferences, privileges or voting powers of the Series A Preferred Partnership Units, the consent of the holders of at least two-thirds of the outstanding units of each such series so affected is required); provided, however, that with respect to the occurrence of a merger, consolidation, transfer or conveyance of substantially all Partnership assets, so long as (a) the Series A Preferred Partnership Units remain outstanding with the terms thereof materially unchanged (taking into account that the Partnership or General Partner may not be the surviving entity), or (b) the holders of the Series A Preferred Partnership Units receive equity securities with rights, preferences, privileges and voting powers substantially the same as those of the Series A Preferred Partnership Units, then the occurrence of any such event shall not be deemed to materially and adversely affect the rights, privileges or voting powers of the holders of the Series A Preferred Partnership Units.

The rights of the General Partner, in its capacity as a holder of the Series A Preferred Partnership Units, are in addition to and not in limitation of any other rights or authority of the General Partner in any other capacity under the Agreement or applicable law. In addition, nothing contained herein shall be deemed to limit or otherwise restrict the authority of the General Partner under the Agreement, other than in its capacity as a holder of the Series A Preferred Partnership Units.

(d)    In the event of a conflict between the terms of this Series A Designation and the terms of the Agreement, the terms of this Series A Designation shall prevail.

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IN WITNESS WHEREOF, this Partnership Unit Designation pursuant to the Agreement of Limited Partnership of MacKenzie Realty Operating Partnership, LP has been executed as of the date first written above.

GENERAL PARTNER:		LIMITED PARTNER:

MACKENZIE REALTY CAPITAL, INC.		MACKENZIE REALTY CAPITAL, INC.

By:	/s/ Chip Patterson	By:	/s/ Chip Patterson
	Chip Patterson, Chairman and Secretary		Chip Patterson, Chairman and Secretary